January 2010

Pricing Sheet dated January 11, 2010 relating to Preliminary Pricing Supplement No. 266 dated December 23, 2009 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

ELKS® Based Upon the Common Stock of Amazon.com, Inc. due February 14, 2011
Equity LinKed Securities (“ELKS®”)
PRICING TERMS – JANUARY 11, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$5,765,830
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Commissions and Issue Price” below)
Pricing date:	January 11, 2010
Original issue date:	January 14, 2010 (3 business days after the pricing date)
Maturity date:	February 14, 2011
Underlying equity:	Amazon.com, Inc. common stock
Underlying equity issuer:	Amazon.com, Inc.
Coupon:	9.7% per annum
Coupon payment dates:	Monthly, on the 14th of each month, beginning on February 14, 2010
Payment at maturity (per ELKS):
If on any trading day from but excluding the pricing date to and including the valuation date:
•  the closing price has not decreased to or below the downside threshold price, then you will receive an amount in cash equal to $10 per ELKS; or
•  the closing price has decreased to or below the downside threshold price, then you will receive shares of Amazon.com, Inc. common stock in exchange for each ELKS in an amount equal to the equity ratio per ELKS or, if we so elect, the cash value of such shares, determined as of the valuation date. The value of those shares of common stock or that cash, as applicable, may be significantly less than the stated principal amount of the ELKS and may be zero.

Initial equity price:	$130.31, which is the closing price of one share of the underlying equity on the pricing date
Downside threshold price:	$97.7325, which is 75% of the initial equity price
Equity ratio:	0.07674, which is $10 divided by the initial equity price, subject to adjustment for certain corporate events affecting the underlying equity issuer.
Valuation date:	February 9, 2011
Listing:	The ELKS will not be listed on any securities exchange.
CUSIP:	617484670
ISIN:	US6174846708
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per ELKS	$10.00	$0.20	$9.80
Total	$5,765,830	$115,316.60	$5,650,513.40
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor. The lowest price payable by an investor is $9.925 per ELKS. Please see the cover page of the accompanying preliminary pricing supplement for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.20 for each ELKS they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement. For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 266 dated December 23, 2009
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

THE ELKS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.